Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES FIRST OIL
FROM THE BLANE FIELD IN THE NORTH SEA

CALGARY, Alberta – September 12 , 2007 - Talisman Energy (UK) Limited, a wholly owned subsidiary of Talisman Energy Inc., has commenced production from the Blane field.

The Blane field was discovered in 1989 and Talisman has a 43% interest. The Company drilled two horizontal development wells in 2006, which are expected to produce at a peak rate of 17,000 boe/d. An injection well will be drilled in the fourth quarter of 2007. Oil will be transported via the Ula Tambar System and Norpipe pipeline network to Teeside, UK.

The Blane reservoir is located 160 miles east of Aberdeen and straddles the UK and Norwegian sectors of the North Sea.  The Blane development wells in the UK sector are tied back by pipeline to the Ula Platform in the Norwegian sector.

Blane is in UKCS Block 30/3a and NCS Block 1/2 (unitized at 82% and 18%, respectively). Talisman Energy (UK) Limited operates the Blane Field (25%) along with its partners Talisman Energy Norge AS (18.0%), ENI UK Limited (13.9%), ENI ULX Limited (4.1%), MOC Exploration (U.K.) Limited (a subsidiary of Nippon Oil Corporation) (14.0%), Bow Valley Petroleum (U.K.) Limited (12.5%) and Roc Oil (GB) Limited (12.5%).

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index, as well as the Jantzi Social Index. Talisman’s shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate		Christopher J. LeGallais
	& Investor Communications	Senior Manager, Investor Relations
Phone:	403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail:	tlm@talisman-energy.com	Email: tlm@talisman-energy.com

27-07

Forward-Looking Statements

This news release contains statements that constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities legislation.  These forward-looking statements include statements regarding: peak production estimates from the Blane field; drilling plans; transportation plans; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: “expects,” “does not expect” or “is expected,” “anticipates” or “does not anticipate,” “plans” or “planned,” “estimates” or “estimated,” “projects” or “projected,” “forecasts” or “forecasted,” “believes,” “intends,” “likely,” “possible,” “probable,” “scheduled,” “positioned,” “goals,” or “objectives” or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved.

Undue reliance should not be placed on forward-looking statements.  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements.  These risks and uncertainties include:

•                                          the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

•                                          risks and uncertainties involving geology of oil and gas deposits;

•                                          the uncertainty of reserves estimates, reserves life and underlying reservoir risk;

•                                          the uncertainty of estimates and projections relating to production, costs and expenses;

•                                          potential delays or changes in plans with respect to development projects;

•                                          risk that adequate pipeline capacity to transport the gas to market may not be available;

•                                          health, safety and environmental risks;

•                                          changes to general economic and business conditions;

•                                          the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and

•                                          the Company’s ability to implement its business strategy.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive.  Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis – Risk Factors” and elsewhere in the Company’s 2006 Annual Financial Report.  Additional information may be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change, except as required by law.

Gross Production

In this news release, Talisman makes reference to estimated production volumes.  Such production volumes are estimated on a gross basis, which means they are estimated prior to the deduction of royalties and similar payments.  In the US, net production volumes are reported after the deduction of these amounts.

Boe conversion

In this news release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method.  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.